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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               ACADIA REALTY TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.001 PAR VALUE
                         (Title of Class of Securities)

                                   004239 10 9
                      (CUSIP Number of Class of Securities)

                              KENNETH MILLER, ESQ.
                                 YALE UNIVERSITY
                                55 WHITNEY AVENUE
                            NEW HAVEN, CT 06510-1300
                                 (203) 432-0120
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:
                             MICHAEL W. BLAIR, ESQ.
                              DEBEVOISE & PLIMPTON
                                919 THIRD AVENUE
                               NEW YORK, NY 10022
                                 (212) 909-6000

                                 MARCH 25, 2004
         (Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

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                                  SCHEDULE 13D

                                                           CUSIP NO. 004239 10 9
--------------------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Yale University
          I.R.S. Identification No. 06-0646973-N
-------------------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) |_|
                                                                    (B) |_|
-------------------------------------------------------------------------------
(3)       SEC USE ONLY
-------------------------------------------------------------------------------
(4)       SOURCE OF FUNDS
          WC
-------------------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                |_|
-------------------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut
-------------------------------------------------------------------------------
 NUMBER OF SHARES    (7)               SOLE VOTING POWER
BENEFICIALLY OWNED                     7,440,098
 BY EACH REPORTING
   PERSON WITH
                     ----------------------------------------------------------
                     (8)               SHARED VOTING POWER
                                       403,994
                     ----------------------------------------------------------
                     (9)               SOLE DISPOSITIVE POWER
                                       8,421,759
                     ----------------------------------------------------------
                     (10)              SHARED DISPOSITIVE POWER
                                       403,994
-------------------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,825,753
-------------------------------------------------------------------------------
(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
-------------------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          32.2%
-------------------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON
          EP
-------------------------------------------------------------------------------

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                         AMENDMENT NO. 2 TO SCHEDULE 13D

         The statement on Schedule 13D (the "Statement") filed on September 25, 2002, as amended by Amendment No. 1 thereto filed on March 23, 2004, relating to the common shares of beneficial interest, par value $.001 per share (the "Common Shares") of Acadia Realty Trust, a Maryland real estate investment trust (the "Trust"), is hereby amended and supplemented as set forth below in this Amendment No. 2 to the Statement by Yale University, a Connecticut corporation (the "Reporting Person"). Capitalized terms used below and not otherwise defined herein shall have the meaning set forth in the Statement, as amended by Amendment No. 1.

ITEM 4. PURPOSE OF TRANSACTION

         The disclosure in Item 4 is hereby amended and supplemented by adding the following:

         "On March 25, 2004, the Trust, Acadia Realty Limited Partnership, the Selling Stockholders and Citigroup Global Markets Inc., as representative of the several underwriters (the "Underwriters") entered into an underwriting agreement (the "Underwriting Agreement") in connection with the Selling Stockholders planned disposition of up to 5,750,000 Common Shares pursuant to an effective registration statement on file with the Securities and Exchange Commission (including up to 750,000 Common Shares subject to the Underwriters' overallotment option (the "Over-allotment Option")). Pursuant to the Underwriting Agreement, the Underwriters will acquire 3,435,212 Common Shares held by the Reporting Person and 164,788 Common Shares held by YURPSE at a price of $13.75 per share (the "Offering Price"), less underwriters discounts and commissions of $0.6875 per share (the Underwriting Discount") in connection with the public resale of the Common Shares. In addition, the Underwriters have a Over-allotment Option to purchase up to 564,316 Common Shares held by the Reporting Person and 27,070 Common Shares held by YURPSE within 30 days of the date of the Underwriting Agreement, at the Offering Price less the Underwriting Discount."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

         "Other than the Voting Trust Agreement, the Underwriting Agreement, the Custody Agreements and the Lock-up Agreements, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons or any person with respect to any securities of the Trust including but not limited to transfer or voting of any of the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies."

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

         6. Underwriting Agreement, dated as of March 25, 2004, by and between Acadia Realty Trust, Acadia Realty Limited Partnership, Yale University, The Yale University Retirement Plan for Staff Employees and Ross Dworman and Citigroup Global Markets Inc. as representative of the several underwriters (incorporated by reference to Exhibit 1.1 to the Trust's Current Report on Form 8-K filed on March 26, 2004).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 26, 2004


                                        YALE UNIVERSITY

                                        By:    /S/ DAVID F. SWENSEN
                                          -----------------------------------
                                        Name:  David F. Swensen
                                        Title: Chief Investment Officer